

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

April 9, 2010

Michael Tessler
Chief Executive Officer
BroadSoft, Inc.
220 Perry Parkway
Gaithersburg, MD 20877

> **Re:** **BroadSoft, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2010**
> **File No. 333-165484**

Dear Mr. Tessler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2.   We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

3.   With respect to third-party statements in your prospectus, such as the data attributed to Infonetics, please provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the referenced sources.

4.   We note from page 39 of your Form S-1 that you operate in "the Europe, Middle East and Africa region, or EMEA." Iran and Syria, located in the Middle East, and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

        In this respect, we note from recent news articles and Etisalat's website that Etisalat, a UAE company that is one of your service providers, conducts operations in Sudan and Iran; that it has mobile licenses in Iran and Syria; and that it controls Sudatel and Canar Telecom of Sudan. Please tell us whether Etisalat utilizes your products or services in its operations in Iran, Syria or Sudan.

Inside Front Cover Page

5.   Please define "IMS" in your artwork; currently, this term is defined in your Summary.

Prospectus Summary, page 1

6.   Please specifically disclose the factual basis for and the context of your beliefs and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all such beliefs and opinions. For example, please remove from your filing, or provide support for, the following assertions:

    •   "We are the leading global provider of software that enables fixed-line, mobile and cable service providers to deliver voice and multimedia services over their Internet protocol-based, or IP-based, networks."

    •   "Telecommunications service providers are facing significant challenges to their traditional business models, including declining revenues in their legacy businesses, rapidly evolving customer communications demands and the need to generate returns on their increasing investments in IP-based networks."

    •   "As service providers look to rapidly introduce new services … they require network elements that are capable of coordinating delivery of a large and rapidly increasing number of applications, operating across heterogeneous network elements and devices, ensuring high levels of reliability and quality and efficiently scaling as more subscribers are added."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

7.   You provide discussion and analysis of past financial condition and operating performance, however, there is little, if any, emphasis, on known trends and their potential impact on your prospective financial condition and results of operations. Please tell us what consideration you gave to including disclosure in your MD&A discussing prospective matters to the extent material. See Section III.B.3 of SEC Release 33-8350.

Determination of the Fair Value of Common Stock on Grant or Modification Dates

Post-December 31, 2009, page 57

8.   We note your disclosure that on January 15, 2010 management held an organizational meeting to formally begin the IPO process and the process of underwriter due diligence. Please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock.

9.   In addition, once you include your proposed IPO price in your registration statement revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value estimate of the company's common stock determined as of December 31, 2009.

10.   For any options or restricted stock units granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business

General

11.   You indicate that you have the right to distribute up to 35,000,000 licenses over a four-year period through a license agreement. We are able to find discussion of this relationship only in the notes to financials. Please advise. Please also provide us with your analysis as to why you are not substantially dependent upon this relationship for purposes of Item 601(b)(10) of Regulation S-K.

Customers, page 87

12.   Please tell us your basis for providing a partial listing of your "service provider customers, including those who acquired our software through our distribution partners, as of February 28, 2010."

Management

Non-Employee Directors, page 90

13.   Describe the business experience during the past five years for Mr. Gavin. Refer to Item 401 of Regulation S-K. Please note that your disclosure should include principal occupation and employment information as well as other specific information relating to relevant business experience for the period from June 2008 to March 2010.

Executive Compensation, page 98

General

14.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Principal and Selling Stockholders, page 125

15.   Once your selling shareholders are identified, please confirm that there are no broker-dealers or affiliates of broker-dealers. The shares held by entities for which you are unable to confirm broker-dealer status should be removed until such time as their owner's status can be determined.

Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

16.   We note that you include a column for pro forma balance sheet information on your Consolidated Balance Sheets and pro forma net loss per share on your Consolidated Statements of Operations. Please include a financial statement footnote describing the pro forma adjustments. Include an explanation of why you are making the pro forma adjustments and how the amounts were determined, if not readily apparent.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

17.   We note your disclosure on page 45 that you provide a warranty period of 90 days for your licensed software which includes technical support and the right to unspecified upgrades and enhancements on an if-and-when available basis and that you defer a portion of the initial license fee related to this warranty and recognize it over the 90 day warranty period. We also note your disclosure on page F-14 that software licenses sold directly by the Company are sold in combination with an annual maintenance contract that enables the customer to continue receiving software maintenance and support after the 90 day warranty period has expired. Please address the following as it relates to these contracts:

- Tell us whether the initial annual maintenance contract sold with your software is optional.
- If the initial annual maintenance contract is optional and is purchased by a customer, tell us whether the purchased maintenance period includes the 90 day warranty period or whether the purchased maintenance period begins after the 90 day warranty period. In this regard, if a customer purchases the initial annual maintenance contract, clarify whether the total deferred maintenance revenue, inclusive of the 90 day warranty, is being recognized over a 12 month or 15 month period.
- If the initial annual maintenance contract is always included in the sale of your software, clarify whether the total deferred maintenance revenue is being recognized over a 15 month period.
- Please describe in detail your methodology for establishing VSOE of fair value of maintenance for the 90 day warranty period.
- Please provide us with an example sales arrangement and explain how you are accounting for it.

Note 7. Income Taxes, page F-27

18.   You disclose that based on an assessment of positive and negative evidence the company determined that it was more likely than not that future taxable income would not be sufficient to realize the net operating losses and tax credit carry forwards in the United States and certain foreign jurisdictions. Therefore, a full valuation allowance has been provided for each jurisdiction in which the company has a net deferred tax asset, with the exception of certain foreign jurisdictions. ASC 740-10-30-2(b) indicates that the measurement of deferred tax assets should be reduced by tax benefits not expected to be realized. Please revise to disclose the valuation allowance related to gross deferred tax assets. In addition, describe your conclusion based on the assessment of positive and negative evidence as it relates to your other deferred tax assets, exclusive of net operating losses and tax credit carryforwards.

Exhibits and Financial Statement Schedule, page II-4

19.   Please expand your discussion of your agreements with Verizon and Ericsson and provide us with your analysis as to why you are not substantially dependent upon these agreements, or file them as exhibits to your next amendment. Refer to Item 101(c)(vii) and Item 601(b)(10) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions or comments on the financial statements and related matters, please contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or, if you require additional assistance, you may contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (703) 456-8100
        Christina L. Novak, Esq.
        Cooley Godward Kronish LLP